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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)



                           REGENCY REALTY CORPORATION
            --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   758939 10 2
                ------------------------------------------------
                                 (CUSIP Number)

                                   ARIEL AMIR
                          SECURITY CAPITAL U.S. REALTY
                                69, ROUTE D'ESCH
                                LUXEMBOURG L-1470
                                 (44-352) 487878
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                  JUNE 29, 1998
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person:

(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

This Amendment No. 7 to Schedule 13D contains 28 pages including Exhibits. The Exhibit Index appears on page 7.

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


                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 758939 10 2                                      Page 2 of 6
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   SECURITY CAPITAL U.S. REALTY
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  |_|
                                                                    (b)  |X|
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   BK, OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   LUXEMBOURG
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        11,720,216
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        -0-
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        11,720,216
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        -0-
PERSON WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,720,216  (SEE ITEM 5)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1% (SEE
                  ITEM 5)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 758939 10 2                                      Page 3 of 6
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   SECURITY CAPITAL HOLDINGS S.A.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  |_|
                                                                    (b)  |X|
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   BK, OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   LUXEMBOURG
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        11,720,216
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        -0-
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        11,720,216
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        -0-
PERSON WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,720,216 (SEE ITEM 5)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1% (SEE
                  ITEM 5)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

            This Amendment No. 7 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "SC-USREALTY"), and amends the Schedule 13D originally filed on June 21, 1996 (as previously amended, the "Schedule 13D"). This Amendment No. 7 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Realty Corporation, a Florida corporation ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

            On June 29, 1998, SC-USREALTY purchased 435,777 shares of Common Stock directly from Regency for an aggregate purchase price of $9,641,566.12, pursuant to a Subscription Agreement, dated as of June 29, 1998, by and among Regency, Holdings and Security Capital U.S. Realty (the "Subscription Agreement").

            The purchase of the 435,777 shares of Common Stock pursuant to the Subscription Agreement was at a price per share of $22.125 and was pursuant to SC-USREALTY's rights under Section 4.2 of the Stockholders Agreement to purchase shares of capital stock of Regency from time to time in connection with issuances of shares of capital stock by Regency (each such right, a "Participation Right"). Regency triggered SC-USREALTY's Participation Right when Regency issued shares of Common Stock and limited partnership units redeemable for Common Stock on April 23, 1998, pursuant to a Contribution Agreement and Plan of Reorganization, dated as of February 10, 1997. Regency extended the time in which SC-USREALTY had to exercise such Participation Right to no later than June 30, 1998.

            A copy of the Subscription Agreement is attached hereto as Exhibit 7.1, and such agreement is specifically incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.

ITEM 1.   SECURITY AND ISSUER.

              No material change.


ITEM 2.   IDENTITY AND BACKGROUND.

              No material change except as set forth above.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              No material change except as set forth above.


                               Page 4 of 6 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

              No material change except as set forth above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

              No material change except as set forth above and below.


            As of June 29, 1998, SC-USREALTY beneficially owns 11,720,216 shares of Common Stock as a result of its acquisition of 435,777 shares of Common Stock. Based on SC-USREALTY's ownership of 11,720,216 shares of Common Stock, it owns approximately 46.1 % of the outstanding Common Stock, and approximately
37.8 % on a fully diluted basis, based on the number of outstanding shares of Common Stock and the number of outstanding options and other securities convertible into Common Stock.

            Except as set forth herein and as described in prior filings, to the best knowledge and belief of SC-USREALTY, no transactions involving Common Stock have been effected during the past 60 days by SC-USREALTY or by its directors, executive officers or controlling persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              No material change except as described above.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule 13D:

Exhibit 7.1 Subscription Agreement, dated as of June 29, 1998, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.



                               Page 5 of 6 Pages


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                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of:  July 2, 1998


                                    SECURITY CAPITAL U.S. REALTY



                                    By: /s/Ariel Amir
                                        -----------------------------------
                                    Name:   Ariel Amir
                                    Title:  Vice President



                                    SECURITY CAPITAL HOLDINGS S.A.



                                    By: /s/Ariel Amir
                                        -----------------------------------
                                    Name:   Ariel Amir
                                    Title:  Vice President







                               Page 6 of 6 Pages

                                  EXHIBIT INDEX


EXHIBIT                       DESCRIPTION                          SEQUENTIAL
                                                                   PAGE NO.

    7.1      Subscription Agreement, dated as of June 29,
             1998, by and among Regency Realty
             Corporation, Security Capital Holdings S.A.
             and Security Capital U.S. Realty.